
05007221

Rule 3.8A

Appendix 3F


RECEIVED
APR 11 2005

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
FOSTER'S GROUP LIMITED	**49 007 620 886**

SUPPL

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	39,245,213
3	Total consideration paid or payable for the shares	$189,174,838
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$5.50** date: **8/12/04 and 14/12/04** lowest price: **$4.33** date: **6/4/04**

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield (signature) .... Date: 17 March 2005
(Assistant Company Secretary)

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

17 March 2005

Foster's Group announces Kent Brewery Site Development Update

Foster's Group Limited today announced that it's Australian beer, cider, spirits and non-alcohol division Carlton and United Beverages (CUB), would pursue an alternative approach to the sale of its Kent Brewery site in NSW.

In September 2003 CUB signed a conditional agreement to sell the Kent Brewery site to Australand Holdings Limited.

The gross proceeds of the sale amounting to $203 million were due in instalments from June 2005, when development approvals were expected, to 2010.

After extensive consultation, Australand Property Group and CUB have elected to mutually rescind their contractual arrangements.

CUB and its property advisers will now seek greater certainty around potential planning outcomes for the site before proceeding with any sale process.

CUB will continue to work with all stakeholders to ensure the best outcome for the site.

End

Further information:

Media
Lisa Keenan
Director – External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investor Relations
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com



FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

23 March 2005

Foster's Offer for Southcorp Extended

Foster's Group Limited (**Foster's**) today announced the extension by a further 14 days of the takeover bid by Beringer Blass Wines Pty Ltd (a wholly owned subsidiary of Foster's) for Southcorp Limited (**Southcorp**) contained in the bidder's statement dated 18 January 2005. The offer is now scheduled to close at 5:00pm Melbourne time on Thursday 14 April 2005.

A copy of the Notice of extension of the Offer Period and a covering letter to Southcorp shareholders from the Chairman of Foster's is attached.

Ends



Further information:

Media
Lisa Keenan
Director - External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

23 March 2005

Dear Southcorp shareholder,

FOSTER'S OFFER FOR SOUTHCORP EXTENDED

I am writing to inform you that Foster's Group Limited (Foster's) offer for Southcorp Limited (Southcorp) has been extended so that the offer is now scheduled to close at 5:00pm Melbourne time on **Thursday 14 April 2005**. Overleaf is a formal notice extending the offer period and varying the terms of the offer accordingly.

Southcorp recently sent you a letter summarising a valuation of Southcorp prepared by Lonergan Edwards & Associates (Lonergan) and seeking to rebut certain statements from Foster's.

Foster's believes the Lonergan valuation is fundamentally flawed and contains serious errors relating to incorrect base earnings in 2006 as well as double counting of future earnings and the premium for control (refer to Foster's ASX release dated 11 March 2005 for more detail). Correcting these errors would result in a:

- Stand alone valuation of only $2.48 – $2.64 per share; and
- Control valuation of only $3.22 – $3.56 per share.

On this basis, Foster's offer of $4.14 cash per share represents a premium of 57 – 67% over the stand alone valuation and significantly exceeds even the top-end of the control valuation.

Furthermore, Southcorp's rebuttal did not provide you with all the details in the Lonergan report and failed to highlight some of the risks associated with the Southcorp share price if Foster's offer lapses, in particular:

> "*... if Foster's Offer lapses and no higher offer or alternative proposal emerges, Southcorp shares may trade at a discount to the Offer price and fall below $4 (assuming similar stock market conditions).*"
> (paragraph 164 Lonergan valuation report)

Foster's has said from the announcement of its offer that $4.14 cash per share is an outstanding price for Southcorp shareholders. A proper assessment of Southcorp's first half results and Target's Statement as well as the Lonergan valuation report supports this view.

I urge you to accept this outstanding offer. To do so, simply follow the instructions set out on the acceptance form sent to you with the Bidder's Statement.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited

Notice of extension of the Offer Period

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Extension of the Offer

BBW gives notice under sections 630(2) and 650D of the Corporations Act and ASX Listing Rule 3.2 that:

(a) it varies the Offer by extending the period during which the Offer will remain open by a further 14 days so that the Offer will now close at 5pm (Melbourne time) on 14 April 2005;

(b) the new date for giving the notice of the status of the conditions of the Offer will be 6 April 2005;

(c) the following conditions of the Offer have either been fulfilled or waived as at the date of this notice:

(i) ACCC - section 2.12(b) of the Bidder's Statement;

(ii) Hart-Scott-Rodino (USA) - section 2.12(c) of the Bidder's Statement;

(iii) Competition Act (Canada) - section 2.12(d) of the Bidder's Statement; and

(iv) Investment Canada Act - section 2.12(e) of the Bidder's Statement;

(d) BBW and its associates had a relevant interest in 18.8% of the ordinary shares of Southcorp when the Offer was made; and

(e) BBW and its associates have a relevant interest in approximately 19% of the ordinary shares of Southcorp.

2 Previous variation

The Offer was previously varied by a notice dated 7 March 2005.

3 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 23 March 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 23 MARCH 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.



Frank Swan
Director



Trevor O'Hoy
Director